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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the period ended December 31, 2002Commission file number 1-9553
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

WESTINGHOUSE SAVINGS PROGRAM

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM
FINANCIAL STATEMENTS AND EXHIBITS

DECEMBER 31, 2002

INDEX

Pages
Report of Independent Accountants	1
Financial Statements:
Statements of net assets available for benefits at December 31, 2002 and December 31, 2001	2
Statement of changes in net assets available for benefits for the year ended December 31, 2002	3
Notes to financial statements	4-10
Schedule
Supplemental Schedule:
Schedule of assets held at end of year	H, line 4i
All other schedules are omitted as not applicable or not required.
Signatures	S-4
Exhibits:
23.1—Consent of Independent Accountants
99(a)
Certification of the member of the Retirement Committee of Westinghouse Savings Program (the "Plan"), the plan administrator of the Plan furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(b)
Certification of the member of the Investments Committee of the Westinghouse Savings Program furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Accountants

To the Participants and Administrator of the
Westinghouse Savings Program:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 23, 2003

WESTINGHOUSE SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2002	2001

Assets
Cash and cash equivalents	$3,263	$5,834
Investments:
Investments at fair value	373,834	523,259
Interest in master trust	157	—
Investments, at contract value	1,647,784	1,631,434

Total investments	2,021,775	2,154,693
Receivables:
Interest	375	12,368
Due from broker for securities sold	—	1,553

Total Assets	2,025,413	2,174,448

Liabilities
Investment manager fees payable	572	193
Other accounts payable	528	521

Total Liabilities	1,100	714

Net assets available for benefits	$2,024,313	$2,173,734

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

Year Ended December 31, 2002

Additions to net assets attributed to:
Rollover contributions	$782
Interest income	100,751

Total additions	101,533

Deductions from net assets attributed to:
Benefits paid to participants	166,887
Net depreciation in fair value of investments	80,989
Investment manager fees	3,063
Plan's interest in master trust units investment losses	15

Total deductions	250,954

Net decrease	149,421
Net assets available for benefits, beginning of year	2,173,734

Net assets available for benefits, end of year	$2,024,313

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The Plan was established by CBS Corporation ("CBS") (formerly doing business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom" or "the Company"). As a result of the merger, the Company became the sponsor of the Plan.

Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B Common Stock. All other Plan provisions and investment options have remained the same.

At December 31, 2002 and 2001, all participants of the Plan were retirees or terminated employees who are fully vested. No contributions can be made to the Plan and no new loans may be requested. At a participant's option, a defined benefit pension distribution can be transferred into the Plan provided the participant is eligible as defined by the defined benefit pension plan. All participant accounts are participant directed.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee (the "Retirement Committee") appointed by the Board of Directors of the Company.

Investments and Participant Accounts

Mellon Bank, N.A. is the trustee and custodian of Plan assets. The short-term investment fund and the Mellon Bank EB MBA Aggregate Bond Index Fund are managed by Mellon Bank, N.A. and therefore Mellon is considered a party-in-interest.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

Plan participants have the option of investing their rollover contributions and account balances in increments of one percent among the following investment options:

  Capital Guardian International Equity Fund (Non-U.S.)

  DeAm Pyramid Equity Index Fund

  DFA U.S. Small Cap Fund

  Fidelity Growth & Income Portfolio

  Fidelity Mid-Cap Stock Fund

  Fixed Income Fund

  Janus Fund

  Mellon Bank EB MBA Aggregate Bond Index Fund

  Putnam Large Cap Growth Fund

  The Boston Company Large Cap Value Fund

  Vanguard LifeStrategy Income Fund

  Vanguard LifeStrategy Conservative Growth Fund

  Vanguard LifeStrategy Moderate Growth Fund

  Vanguard LifeStrategy Growth Fund

  Viacom Stock Fund

Loans to Participants

Prior to 2000, participants were eligible to receive loans based on their account balances. As the Plan is frozen, no new loans can be requested. The maximum loan available to a participant was the lesser of 50% of the participant's vested account balance or $50. The interest rate on participant loans was established on the last day of the calendar quarter prior to the loan origination date at a rate of 1% above the annual prime commercial rate. All loans are subject to specific repayment terms and are collateralized by the participants' nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

A participant may obtain a hardship withdrawal provided that the requirements for hardship are met, as defined by the Plan. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action is in accordance with applicable law. In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

Plan Expenses

Investment manager and administrative fees are paid by the Plan. Investment fees associated with the fixed income fund are netted against investment income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class B Common Stock and investments with registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in common collective trusts is determined by the trustee based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed insurance contracts and synthetic guaranteed insurance contracts, which are investment vehicles of the Fixed Income Fund, are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Loans to participants are valued at cost which approximates market value. The loans outstanding as of December 31, 2002 carry interest rates ranging from 8.75% to 9.50%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Units

During 2002, the Plan entered into a Master Trust, the Putnam Large Cap Growth Fund. The Putnam Large Cap Growth Fund is managed by Putnam Advisory Company, LLC and invests primarily in the common stocks of large U.S. corporations. The fair value of a unit of participation in Putnam Large Cap Growth fund is determined by the Trustee based on the quoted market price of the underlying securities.

Net investment assets and net earnings/losses on the Master Trust units are allocated daily to the plans investing in the Master Trust units based on each plan's proportionate interest. Note 6 sets forth the Plan's proportionate interest in the master trust units and certain financial information of the Master Trust units.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001.

	2002		2001
	Shares / Units	Current Value	Shares / Units	Current Value

	(in thousands)		(in thousands)
Investment Contracts:
Monumental Life Insurance	365,188	$365,188	343,372	$343,372
Union Bank of Switzerland AG	300,329	$300,329	282,714	$282,714
CDC Financial Products, Inc.	235,108	$235,108	222,567	$222,567
Viacom Inc. Class B Common Stock	3,303	$134,635	3,620	$159,838

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

During the year ended December 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

Registered Investment Companies	$68,147
Common/Collective Trust	2,510
Viacom Inc. Class B Common Stock	10,332

Net depreciation	$80,989

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated December 18, 2001 that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NOTE 5 - INVESTMENT IN FIXED INCOME SECURITIES

The following table presents the investments in the Fixed Income Fund as of December 31, 2002 and 2001:

	2002	2001

Guaranteed Investment Contracts	$516,689	$548,779
Synthetic Guaranteed Investment Contracts	1,064,217	1,072,763
Cash equivalents	66,878	9,892

	$1,647,784	$1,631,434

At December 31, 2002 and 2001, the fair value of the investments in the Fixed Income Fund in the aggregate was approximately $1,771,019 and $1,722,920, respectively.

Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts include investments in derivatives including collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond and Eurodollar futures contracts. The notional and fair values of these derivatives, as estimated by the various investment managers based on discounted cash flow analysis, are $49,400 and $20,183 as of December 31, 2002 and $398,070 and $102,673 as of December 31, 2001, respectively.

The average blended yield of all the investment contracts as of December 31, 2002 and 2001 was 6.16% and 6.5%, respectively. The annual one-year return for the year ended December 31, 2002 was 6.27%.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 6 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Putnam Large Cap Growth Fund Master Trust units was less than 1% at December 31, 2002. The allocated share of investment loss was less than 1% for 2002. See Note 2 for a description of the Master Trust and Master Trust units.

The following table presents the investments held by the Master Trust:

At December 31, 2002

Putnam
Common stocks	$109,469
Registered investment companies	3,400
Cash and cash equivalents	1,901

Net Investments in Master Trust Units	$114,770

Investment income (loss) of the master trust units is as follows:

Year Ended December 31, 2002

Net depreciation of Putnam Large Cap Growth Fund	$(41,687)
Dividends	1,409
Interest income	43
Investment manager fees	(587)

Net Investment Loss	$(40,822)

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2002	2001

Net assets available for benefits per the financial statements	$2,024,313	$2,173,734
Amounts allocated to withdrawing participants	(3,513)	(3,057)

Net assets available for benefits per the Form 5500	$2,020,800	$2,170,677

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2002 Plan year:

For the Year Ended December 31, 2002

Benefits paid to participants per the financial statements	$166,887
Add: amounts allocated to withdrawing participants as of December 31, 2002	3,513
Less: amounts allocated to withdrawing participants as of December 31, 2001	(3,057)

Benefits paid to participants per the Form 5500	$167,343

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
(Dollars in thousands)

Identity of issue, borrowing lessor or similar party	Maturity and Interest Rates	Current Value
Registered Investment Companies:
DFA U.S. Small Cap Fund		$1,111
Fidelity Growth & Income Portfolio		68,713
Fidelity Mid-Cap Stock Fund		905
Janus Fund		41,637
Vanguard LifeStrategy Income Fund		3,790
Vanguard LifeStrategy Conservative Growth Fund		5,032
Vanguard LifeStrategy Moderate Growth Fund		3,966
Vanguard LifeStrategy Growth Fund		4,971
Common/Collective Trust:
Capital Guardian International Equity Fund (Non-US)		3,412
DeAM Pyramid Equity Index Fund		98,455
* Mellon Bank EB MBA Aggregate Bond Index Fund		6,591
* The Boston Company Large Cap Value Fund		596
Common Stock Fund:
* Viacom Inc. Class B Common Stock		134,635
Fixed Income Fund:
Guaranteed Insurance Contracts
John Hancock Mutual Life Insurance Company No. 15046 GAC 6.40% 11/1/2004		73,308
Security Life of Denver Insurance Company SA-0276 5.82% 6/1/2006		54,644
Protective Life Insurance Company GA-1691 6.60% 9/1/2004		51,234
Prudential Insurance Company of America GA-10112-212 5.75% 11/1/2005		38,587
Prudential Insurance Company of America GA-10112-211 6.55% 12/1/2004		17,060
Jackson National Life Insurance Company G-1378 6.32% 6/2/2003		31,077
Security Life of Denver Insurance Company FA-0926 5.65% 5/2/2005		32,624

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
(Dollars in thousands)

Identity of issue, borrowing lessor or similar party	Maturity and Interest Rates	Current Value
Business Mens Assurance Company of America No. 1423 5.92% 3/1/2005		26,144
Canada Life Assurance Company P46100 5.64% 6/1/2005		25,720
Canada Life Assurance Company P46107 5.73% 8/1/2006		17,362
Security Benefit Life Insurance Company G-0111 5.7% 6/1/2005		16,324
Jackson National Life Insurance Company G-1378-2 5.29% 10/1/2005		15,031
Business Mens Assurance Company of America No. 1436 6.01% 7/3/2006		12,352
Prudential Insurance Company of America GA-10112-221 6.53% 3/1/2004		11,368
Security Benefit Life Insurance Company G-0104 6.50% 11/1/2004		30,303
Security Life of Denver Insurance Company SA-0361 5.65% 9/01/2006		12,532
Hartford Life Insurance Company GA-10655A 5.21% 3/1/2007		25,705
Security Benefit Life Insurance Company G-0114 4.11% 6/1/2007		25,314

Schedule H, line 4i

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
(Dollars in thousands)

Identity of issue, borrowing lessor or similar party	Maturity and Interest Rates	Current Value
Synthetic Guaranteed Insurance Contracts
Monumental Life Insurance Company
MDA00303TR 6.69%		365,188
Union Bank of Switzerland
No. 3071 6.74%		300,329
Caisse des Depots et Consignations
No. 1225-01 6.74%		235,108
Caisse des Depots et Consignations
BR-222-06 5.93% 5/15/2006		98,503
Caisse des Depots et Consignations
BR-222-07 5.49% 9/1/2005		65,089
Short-Term Investment Fund
* Mellon Trust 1.39%		66,878

Total Fixed Income Fund		$1,647,784
* Loans to participants	Various maturities and interest rates ranging from 8.75% to 9.5%	20

Total investments		$2,021,618

*
Identified as a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM
Date: June 26, 2003	By:	/s/ BARBARA MICKOWSKI Barbara Mickowski Member of the Retirement Committee

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WESTINGHOUSE SAVINGS PROGRAM FINANCIAL STATEMENTS AND EXHIBITS DECEMBER 31, 2002 INDEX
WESTINGHOUSE SAVINGS PROGRAM STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Dollars in thousands)
WESTINGHOUSE SAVINGS PROGRAM STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Dollars in thousands)
WESTINGHOUSE SAVINGS PROGRAM NOTES TO FINANCIAL STATEMENTS (Dollars in thousands)
WESTINGHOUSE SAVINGS PROGRAM SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002 (Dollars in thousands)
WESTINGHOUSE SAVINGS PROGRAM SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002 (Dollars in thousands)
WESTINGHOUSE SAVINGS PROGRAM SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002 (Dollars in thousands)
SIGNATURE